SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 22, 2006, of SPW to Raise Prices From July

                                  SCOTTISHPOWER TO RAISE PRICES FROM JULY AS WHOLESALE COSTS CONTINUE TO SOAR

ScottishPower today announced higher prices as a result of an 80% increase in wholesale energy costs over the last 12 months.

From 10 July 2006,  electricity  prices will rise by an average 10%,  while gas prices will  increase by an average 17%. Even after the price increases, ScottishPower's standard Gas & Electricity Offer will remain cheaper than British Gas for the fourth year running.

Willie MacDiarmid,  ScottishPower's  Director of Energy Retail,  said: "As we indicated last month,  wholesale energy costs continue to rise and are now a record 80% higher than this time last year.

"We have  absorbed  most of the impact and our last price  increase  announced  in  February  was one of the  smallest  in the  sector.
However we now need to pass on some of these increased wholesale energy costs".

ScottishPower  has also launched a new Capped Price Offer to shield  customers from further  increases  until October 2008.  Around one million of  ScottishPower's  5.2 million  customers  will avoid the increase as they are already on a Capped Price Offer and  switching now to the new offer will protect  customers  from any further  rises for more than two years.  Similarly,  people paying by cheque can offset most of the increase by switching to Direct Debit, saving on average GBP 79 a year.

Investors:

David Ross        Group Investor Relations Manager   0141 566 4853

Media:

Colin McSeveny    Director, Media Relations          0141 636 4515
Anthony Cardew    Cardew Group                       0207 930 0777 or 07770 720389
Rupert Pitman     Cardew Group                       0207 930 0777 or 07976 249289

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 22, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary